UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61548 / February 19, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13767

In the Matter of ARIEL CORP., CLASSICA GROUP, INC., COMMODORE ENVIRONMENTAL SERVICES, INC., DUPONT DIRECT FINANCIAL HOLDINGS, INC., ENGAGE, INC., NEW PARADIGM SOFTWARE CORP. (N/K/A BRUNTON VINEYARDS HOLDINGS, INC.), POLYMER RESEARCH CORP. OF AMERICA, and SHOPNET.COM, INC.	:	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 28, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by February 4, 2010. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, none of the Respondents has filed an Answer. Accordingly, they are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2) and .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Ariel Corp. (Ariel) (CIK No. 911167) is a void Delaware corporation located in Cranbury, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ariel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $6,820,981 for the prior six months. On June 26, 2003, Ariel filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Jersey which was still pending as of January 25, 2010. As of January 25, 2010, the common stock of Ariel (symbol ADSPQ) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Classica Group, Inc. (Classica) (CIK No. 868075), is a dissolved New York corporation located in Sayreville, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Classica is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $1,808,225 for the prior nine months. On March 23, 2004, Classica filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Jersey which was terminated on June 23, 2009. As of January 25, 2010, the common stock of Classica (symbol TCGI) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Commodore Environmental Services, Inc. (Commodore) (CIK No. 71528), is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Commodore is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004, which reported a net loss of $540,000 for the prior six months. As of January 25, 2010, the common stock of Commodore (symbol COES) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Dupont Direct Financial Holdings, Inc. (Dupont) (CIK No. 807904), is a dissolved Georgia corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dupont is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2004, which included no financial statements. On September 17, 2004, Dupont filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York which was dismissed on September 26, 2006. As of January 25, 2010, the common stock of Dupont (symbol DIRX) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Engage, Inc. (Engage) (CIK No. 1084573), is a void Delaware corporation located in Andover, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Engage is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2003, which reported a net loss of $9,846,000 for the prior six months (official notice pursuant to 17 C.F.R. § 201.323).[1] On June 19, 2003, Engage filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts which was still pending as of January 25, 2010. As of January 25, 2010, the common stock of Engage (symbol ENGA) was traded on the over-the-counter markets.

New Paradigm Software Corp. (n/k/a Brunton Vineyards Holdings, Inc.) (New Paradigm) (CIK No. 933733) is a New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Paradigm is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $74,690 for the prior three months. In 2007, New Paradigm changed its name in the Pink Sheets and in the records of the New York Secretary of State to Brunton Vineyards Holdings, Inc., but failed to report the change to the Commission on Form 8-K or record that change in the Commission's EDGAR database as required by Commission rules. As of January 25, 2010, the common stock of New

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[1] The OIP erroneously states that the net loss for the prior six months ending January 31, 2003, was 28,111,000.

Paradigm (symbol BVYH) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Polymer Research Corp. of America (Polymer) (CIK No. 79424) is a New York corporation located in Brooklyn, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Polymer is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $874,836 for the prior nine months. On October 1, 2004, Polymer filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was converted to a Chapter 7 petition on February 25, 2005, and was still pending as of January 25, 2010. As of January 25, 2010, the common stock of Polymer (symbol PROAQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

ShopNet.com, Inc. (ShopNet) (CIK No. 1017535), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ShopNet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2003, which reported a net loss of $886,918 for the prior year. As of January 25, 2010, the common stock of ShopNet (symbol SPNT) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Ariel Corp., Classica Group, Inc., Commodore Environmental Services, Inc., Dupont Direct Financial Holdings, Inc., Engage, Inc., New Paradigm Software Corp. (n/k/a Brunton Vineyards Holdings, Inc.), Polymer Research Corp. of America, and ShopNet.com, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge